AFA Private Credit Fund 486BPOS

Exhibit 99(g)(5)

FORM OF INVESTMENT SUB-ADVISORY AGREEMENT
THIRD AMENDMENT

This amendment (“Third Amendment”) to the Investment Sub-Advisory Agreement dated April 22, 2021 (“Agreement”), as amended on August 17, 2022 (“First Amendment”) and March 8, 2023 (“Second Amendment”), is entered into as of ________ 2023, by and among Aon Investments USA Inc., AFA Private Credit Fund (formerly named AFA Multi-Manager Fund) and Alternative Fund Advisors, LLC. All capitalized terms used in this Third Amendment and not defined herein shall have the meanings set forth in the Agreement.

WHEREAS the parties wish to amend certain terms contained in the Agreement, First Amendment and the Second Amendment;

NOW THEREFORE, the parties agree as follows:

1.	Annual Sub-Adviser Fee.

The “Annual Sub-Adviser Fee” shall be computed as follows:

For the services provided pursuant to this Agreement, the Investment Manager shall pay to the Sub- Adviser, annually, the following Sub-Adviser Fee:

Annual Sub-Adviser Fee:
0.20% on the Assets under Aon Advisement from $0 to $500,000,000; plus
0.15% on the Assets under Aon Advisement from $500,000,001 to $1,000,000; plus
0.10% on the Assets under Aon Advisement greater than $1,000,000,000 provided, however, that the minimum annual Sub-Adviser Fee due the Sub-Adviser under this Agreement shall not be less than $100,000.

The Annual Sub-Adviser Fee shall be accrued daily and be paid monthly in arrears by the 10th business day of the succeeding month based upon the Assets under Aon Advisement at the end of the prior month; provided, however, that each month the minimum monthly portion of the Annual Sub-Adviser Fee will not be less than $8,333. “Assets under Aon Advisement” shall be the amount of the Fund’s assets invested in underlying funds or other investment vehicles that have received a “Buy” rating or a “Qualified” rating from the Sub-Adviser. In the case of a partial month, compensation will be based on the number of days during the month in which the Sub-Adviser provided services to the Fund. The Annual Sub-Adviser Fee will be paid to the Sub-Adviser before giving effect to any repurchase of any shares in the Fund effective as of the end of any particular month.

For Fund investments that have not received a “Buy” rating or a “Qualified,” and for which Aon is providing Operational Due Diligence (“ODD”) commissioned by the Investment Manager, the Investment Manager shall pay to the Sub-Adviser the fee as described in the attached Exhibit 1.

The Sub-Adviser may, in its discretion and from time to time, reduce any portion of the Annual Sub-Adviser Fee or the reimbursement of expenses due to it pursuant to the Agreement, as amended from time to time. Any such reduction or payment shall be applicable only to such specific reduction or payment and shall not constitute an agreement to reduce any future compensation or reimbursement due to the Sub-Adviser hereunder or to continue future payments.

2.	Entire Agreement. This Third Amendment, together with the Agreement (as previously amended), constitutes the entire agreement between the parties in relation to the services provided under the Agreement and supersedes all previous communications, negotiations, and agreements, whether written or oral.

3.	Conflicts. In the event any terms of this Amendment conflict with the terms contained in the Agreement, the terms of this Amendment will control.

4.	No Other Amendment. Except as set forth in this Amendment, the terms and conditions of the Agreement remain in full force and effect.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date written above.

Alternative Fund Advisors, LLC	Aon Investments USA Inc.

By:	By:

Name:	Name:

Title:	Title:

Date:	Date:

AFA Private Credit Fund (formerly named AFA Multi-Manager Fund)

By:

Name:

Title:

Date:

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